Exhibit 99.1

Santech Holdings Announces Unaudited Financial Results for the First Half of Fiscal Year 2025

HONG KONG, June 25, 2025 /globenewswire.com/ -- Santech Holdings Ltd. (“Santech” or the "Company") (NASDAQ: STEC) today announced its unaudited financial results for the first half of fiscal year 2025 ended December 31, 2024.

Santech is a Cayman Islands holding company operating through its subsidiaries in Hong Kong and United States, primarily focusing on exploring opportunities in consumer technology, consumer healthcare and enterprise technology.

First Half of Fiscal Year 2025 Highlights

Continuing Operations

Net revenues

Total revenues from continuing operations in the six months ended December 31, 2024 decreased to nil from US$17.4 million in the same period of 2023, primarily due to Company having completely exited from overseas wealth management and asset management businesses during the reporting period. All remaining revenues from our prior overseas wealth management and asset management businesses during the reporting period have been reclassified under discontinued operations.

Operating Costs and Expenses

Cost of compensation and benefits from continuing operations in the six months ended December 31, 2024 decreased to nil from US$13.2 million in the same period of 2023.

Sales and marketing expenses from continuing operations decreased to nil from US$1.5 million in the same period of 2023.

All direct costs of revenue from overseas wealth management and asset management during the reporting period have been reclassified under discontinued operations.

General and administrative expenses from continuing operations in the six months ended December 31, 2024 decreased by 4.3% to US$2.4 million from US$2.5 million in the same period of 2023, primarily due to ongoing cost cutting and restructuring.

Other expenses, net from continuing operations in the six months ended December 31, 2024 were US$0.2 million, primarily due to the losses on early termination of operating lease.

Discontinued Operations

Results of discontinued operations are as follows:

	Six Months Ended December 31, 2023	Two Months Ended August 31, 2024
	(US$’000)	(US$’000)
Discontinued operations

Net revenues
Wealth management	2,442	11
Asset management	1,788	1,170
Total net revenues	4,230	1,181

Operating cost and expenses
Compensation and benefits	1,358	602
Sales and marketing expenses	315	-
General and administrative expenses	656	266
Asset impairment loss	2,158	-
Total operating cost and expenses	4,487	868

(Loss)/ income from operations	(257)	313

Other expense, net	(4)	(1)

Income/ (loss) before income tax expense	(261)	312
Income tax (expense)/ credit	(145)	(29)
Net income / (loss) from discontinued operations	(406)	283

Gain on disposal of subsidiaries from discontinued operations, net	-	138

(Loss)/ income for the year from discontinued operations, net of income taxes	(406)	421

In August 2024, the Company completely exited from its historical businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for US$0.6 million to a third party. The disposal was completed on August 31, 2024. After the disposals, the Company no longer holds any financial services licenses or houses any personnel licensed to provide financial services in Hong Kong.

Net revenues

Total revenues from discontinued operations in the two months ended August 31, 2024 decreased by 72.1% to US$1.2 million from US$4.2 million in the six months ended December 31, 2023, primarily due to cessation of operations in wealth management and asset management.

Operating Costs and Expenses

Cost of compensation and benefits from discontinued operations in the two months ended August 31, 2024 decreased by 55.7% to US$0.6 million from US$1.4 million, in line with the decreases in transaction value of wealth management and asset management businesses.

Sales and marketing expenses decreased to nil from US$0.3 million in the six months ended December 31, 2023, due to discontinuation of sales and marketing activities.

General and administrative expenses from discontinued operations in the two months ended August 31, 2024 decreased by 59.5% to US$0.3 million from US$0.7 million in the six months ended December 31, 2023.

Asset impairment loss from discontinued operations in the six months ended December 31, 2023 represented impairment losses due to impairment of assets held in the PRC, and impairment of intangible assets including software and licenses due to disruption to our brand and our licensed financial services operations in Hong Kong.

Loss from disposal of subsidiaries under discontinued operations

	Wealth management business	Asset management business	Total
	(US$’000)	(US$’000)	(US$’000)
Considerations received	-	641	641
Less: Net assets disposed of	(134)	(369)	(503)

(Loss)/ gain from disposal of subsidiaries	(134)	272	138

SANTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	June 30, 2024	December 31, 2024
	(US$’000)	(US$’000)
Assets
Current assets:
Cash and cash equivalents	15,184	11,233
Deposits, prepayments and other current assets	320	72
Total current assets	15,504	11,305

Property and equipment, net	3	4
Right-of-use asset	1,235	-
Total non-current assets	1,238	4

Total Assets	16,742	11,309

Liabilities and Shareholders’ equity
Current liabilities:
Commission payable	859	-
Income tax payable	91	-
Due to related parties	11,488	11,062
Other payables and accrued liabilities	433	7
Lease liability	1,059	-
Total current liabilities	13,930	11,069

Lease liability	250	-
Total non-current liabilities	250	-

Total Liabilities	14,180	11,069

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000* shares (28,000,000 ADS) as of June 30, 2024, and December 31, 2024, respectively)	6	6
Additional paid-in capital	33,256	33,256
Accumulated deficit	(30,700)	(33,022)
Total shareholders’ equity	2,562	240

Total Liabilities and shareholders’ equity	16,742	11,309

SANTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In Thousands, except for share and per share data, or otherwise stated)

	Six Months Ended December 31,
	2023	2024
	(US$’000)	(US$’000)
Continuing operations

Net revenues
Insurance referral	17,351	-
Total net revenues	17,351	-

Operating cost and expenses
Compensation and benefits	13,210	-
Share-based compensation expense	102	-
Sales and marketing expenses	1,512	-
General and administrative expenses	2,469	2,364
Total operating cost and expenses	17,293	2,364

Income/ (loss) from operations	58	(2,364)
Other income/ (expenses)
Interest expense, net	(63)	(17)
Other income/ (expense), net	72	(245)
Total other income/ (expense), net	9	(262)

Income/ (loss) before income tax expense	67	(2,626)
Income tax (expense)/ credit	-	(117)
Net income / (loss) from continuing operations	67	(2,743)

Discontinued operations

(Loss)/ income for the year from discontinued operations, net of income taxes	(406)	421

Net loss and comprehensive loss for the period	(339)	(2,322)

(Loss)/ income per share
From continuing and discontinued operations
Ordinary share - Basic	(0.01)	(0.04)
Ordinary share - diluted	(0.01)	(0.04)
ADS - Basic	(0.01)	(0.08)
ADS - Diluted	(0.01)	(0.08)

From continuing operations
Ordinary share - Basic	0.00	(0.05)
Ordinary share - diluted	0.00	(0.05)
ADS - Basic	0.00	(0.10)
ADS - Diluted	0.00	(0.10)

From continuing and discontinued operations
Ordinary share - Basic	(0.01)	0.01
Ordinary share - diluted	(0.01)	0.01
ADS - Basic	(0.01)	0.02
ADS - Diluted	(0.01)	0.02

Weighted average number outstanding:
Ordinary share - Basic	56,000,000	56,000,000
Ordinary share - Diluted	56,000,000	56,000,000
ADS - Basic	28,000,000	28,000,000
ADS - Diluted	28,000,000	28,000,000

SANTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	Ordinary shares
	Number of ordinary shares	Amount	Additional paid-in capital	Accumulated deficit	Total Shareholders’ equity
		(US$’000)	(US$’000)	(US$’000)	(US$’000)
Balance as of June 30, 2024	56,000,000	6	33,256	(30,700)	2,562
Net loss for the period	-	-	-	(2,322)	(2,322)
Balance as of December 31, 2024	56,000,000	6	33,256	(33,022)	240